UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LOJACK CORPORATION
(Name of Subject Company)

LEXUS ACQUISITION SUB, INC.
(Offeror)

CALAMP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

539451104
(Cusip Number of Class of Securities)

Stephen M. Moran
Vice President and General Counsel
CalAmp Corp.
1401 N. Rice Avenue
Oxnard, California 93030
(805) 987-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Persons)

With a copy to:

Peter W. Wardle
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

□

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: n/a	Filing Party: n/a
	Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
□	Issuer tender offer subject to Rule 13e-4.
□	Going-private transaction subject to Rule 13e-3.
□	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The information set forth under Items 2.1 and 99.1 of the Current Report on Form 8-K filed by CalAmp Corp. on February 2, 2016 (including all exhibits attached thereto) is incorporated by reference.